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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _________________________________________________________________________January  1999

DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada  M5H 2M5

Executive Offices

1.  Press Release: 9/28/1999

2.  Notices, Information Circular, Proxy as filed 1/27/1999

3. Form 61-901F, Schedule A, Annual Financial Statements and B &C, Quarterly Report

    Year ended August 31, 1998, as filed 1/18/1999

4.  Form 61-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

     First Quarter Ended November 30, 1998, as filed 1/27/1999

5.  Form 61-901F Schedule A, Interim Financial Statements, and B &C, Quarterly Report

     Third Quarter Ended May 31, 1999, filed 9/13/1999

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.   Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.    Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DESERT SUN MINING CORP.

____________________________________________________________________________________________________________

610-650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7                 Tel: (604) 685-2542 Fax: (604) 685-6880

TRADING SYMBOL: DSM.V

September 28, 1999

NEWS RELEASE

Desert Sun has negotiated a letter of intent whereby it has been granted the sole and exclusive right and option to earn up to an 80% interest in the Tubutama Borate Project in the Altar Mining Agency, Sonora, Mexico, by paying the optionors $50,000, issuing the optionors 120,000 common shares (at a deemed price of $0.19 per share), incurring expenditures of $250,000 on the project, and completing certain mine development work, all in installments over the course of the earn-in.  Desert Sun may elect to proceed to artesanal production on the project and earn a 60% undivided interest or proceed to full scale commercial production and earn an 80% undivided interest. Upon the interest of Desert Sun being determined under the earn-in, the parties will form a joint venture for the further development and operation of the project.

The transaction is subject to the completion of formal agreements and notice of those agreements being accepted for filing by the Vancouver Stock Exchange.

Further information on the project will be released as it becomes available. In the meantime, interest persons are invited to contact Thomas R. Tough, P. Eng. with any specific inquiries.

DESERT SUN MINING CORP.

“Thomas R. Tough”

Thomas R. Tough, P. Eng.

President

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

DESERT SUN MINING CORP.

Notice Of 1999 annual general Meeting

NOTICE IS HEREBY GIVEN that the 1999 annual general meeting (the “Meeting”) of members of Desert Sun Mining Corp. (the "Company") will be held in the Board Room, 708 - 1111 West Hastings Street, Vancouver, British Columbia on February 26, 1999, at the hour of 10:00 a.m. for the following purposes:

(a)

To receive and consider the report of the directors, the audited financial statements of the Company for the period ended August 31, 1998, and the report of the auditor thereon;

(b)

To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c)

To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d)

To elect directors for the ensuing year;

(e)

To consider and, if thought fit, to ratify, confirm and approve all stock options granted in the past year; and to approve the establishment of directors', officers', and employees' incentive stock option plans, the granting of directors', officers', and employees' incentive stock options, and the amendment of any past, present or future stock option plans or stock options now in effect or which may be granted providing the same are in accordance with the policies of and subject to the approval of the Vancouver Stock Exchange; and

(f)

To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Montreal Trust Company of Canada, Fourth Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.:  (604) 683-3694, or the Company, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 21th day of January, l999.

By Order Of The Board Of Directors

________________________________

Thomas R. Tough,

President

DESERT SUN MINING CORP.

INFORMATION CIRCULAR

as at and dated January 21, 1999

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of Desert Sun Mining Corp. (the "Company") for use at the 1999 annual general meeting (the “Meeting”) of members of the Company to be held on February 26, 1999, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company.  A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of Montreal Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6B 3B9, facsimile no.: (604) 683-3694 or to the Company's office, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of Montreal Trust Company of Canada or the Company's office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting.  If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting.  As at the date of this information circular, management is not aware of any amendments, variations, or other matters.  If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on November 26, 1998, pursuant to the requirements of section 111 of the Company Act of British Columbia and section 4 of the "Regulation" to the Company Act.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 50,000,000 common shares without par value.  As at the date of this information circular, 13,013,474 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.  January 21, 1999, has been fixed in advanced by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	Number of Voting Securities	Percentage
CDS & Co.	3,494,470	26.9%

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of Staley, Okada, Chandler & Scott, Chartered Accountants as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors.  Staley, Okada, Chandler & Scott, Chartered Accountants was first appointed as the Company's auditor in 1990.

Election of Directors

The persons named in the following table are management's nominees to the board.  Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities[1]
Thomas R. Tough Richmond, BC President and Director	Professional Engineer; Geological Consultant	September 5, 1985	235,242
Jane Tough Richmond, BC Secretary and Director	Registered Nurse	May 7, 1987	738,324
Nav Badyal Richmond, BC Director	Business Executive	February 24, 1995	Nil
John C. Loretto Ladner, BC Director	Consulting Engineer	June 22, 1998	Nil

1.  Voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee.  Thomas R. Tough, John C. Loretto and Nav Badyal are the three directors elected by the board of directors of the Company to the audit committee.

Statement of Executive Compensation

Compensation to Executive Officers

Thomas R. Tough is the Named Executive Officer of the Company as defined in Form 41 prescribed by the "Regulations" under the Securities Act of the Province of British Columbia.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company.  For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Incentive Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

Annual Compensation					Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/SARs Granted[2] (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)[3]
Thomas R. Tough President	95/96 96/97 97/98	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	343,610 Nil 582,000	Nil Nil Nil	Nil Nil Nil	$30,000 $30,000 $60,000

1

the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus

2

on May 9, 1996, the Company’s shares were subdivided on a one old for two new basis.  Mr. Tough was granted 171,805 stock options prior to the subdivision

3

for further details, refer to the heading "Management Contracts" below

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended August 31, 1998.

Options & SARs Granted by Named Executive Officers

The following table sets forth particulars concerning individual grants of options to purchase or acquire securities of the Company and its subsidiaries, if any, and stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the Securities Act of the Province of British Columbia, made to each Named Executive Officer during the financial year ended August 31, 1998:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Date of Grant in 1998	Securities under Options/SARs Granted (#)[1]	% of Total Options Granted to Employees in Financial Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Tom Tough	April 9, 1998	582,000	44%	$0.23	$0.36	April 8, 2003

1

common shares of the Company.

2

includes both employee and director stock options

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended August 31, 1998 and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Thomas R. Tough	200,000	Nil	382,000(exercisable)	Nil

1.

The above information must be presented in groups according to each Company and class or series of security underlying the options and within the groups in reverse chronological order.  Each group definition (i.e. the Company and class or series of underlying security) must be disclosed in a footnote to the table. (i.e. Common Shares of the Company)

2.

Each separate stock option grant and repricing must be indicated.

3.

If there are provisions to alter the exercise price over the term of the option this must be indicated in a footnote to the table.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options.  There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended August 31, 1998.

Management Contracts

The Company is party to a management contract with Thomas R. Tough, President of the Company, whereby Mr. Tough is engaged to perform management services at a cost of $60,000 per year.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended August 31, 1998.

Interest of Insiders In Material Transactions

During the year ended August 31, 1998, the Company incurred:

*

management fees of $60,000 with Thomas R. Tough;

*

geological consulting fees of $20,900 with a company controlled by Thomas R. Tough;

*

accounting fees of $6,450 with Kijan Management Ltd., a company controlled by Kiran Janda, wife of Lakhwindar Janda;

*

legal fees of $5,221 with Anthony T. Zamora, a director of the Company’s Philippine Subsidiary; and

*

consulting fees of $12,500 with a company controlled by Lakhwindar Janda.

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options.  Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Particulars of Other Matters to be Acted Upon

Directors' and Key Employees' Stock Options

The current Vancouver Stock Exchange (the "Exchange") policies applicable to venture companies provide the following in regard to stock options:

Granting of Stock Options

(a)

no more than 10% of the issued share capital of the company can be subject to directors’ and employees’ stock options at any one time unless the company has adopted a stock option plan;

(b)

no more than 5% of the issued share capital of the company may be reserved for issuance to any one individual at the time of the granting of stock options;

(c)

no more than 2% of the issued share capital of the company may be reserved for issuance to consultants;

(d)

the Exchange does not favour any grant of stock options in excess of 2% of the issued share capital of the company to directors or employees that are employed by the company in an investor relations capacity;

(e)

an Inactive company is not permitted to grant new stock options;

(f)

(g)

the exercise price per share must be the greater of: (i) the 10 day average market price of the company's shares within the 10 trading days before the options are actually granted; (ii) $0.15; or (iii) the share price paid on any public distribution that occurred within 6 months of the stock option grant;

(h)

incentive stock option plans and agreements must contain the following terms: (i) a condition that the option is non-assignable and non-transferable; (ii) a condition that shareholders must approve of the grant of options to Insiders prior to the exercise of those options; (iii) a condition that shareholders must approve of amendments to the stock option agreements if shareholders had already approved the grant of stock options or if the optionee is an Insider of the company at the time of a proposed amendment;

(i)

the maximum option term is 5 years;

Establishment of Stock Option Plans

(i)

a company must receive Exchange acceptance of a stock option plan prior to granting options pursuant to the plan;

(a)

the Exchange does not favour stock option plans reserving in excess of 20% of the company’s issued share capital;

(b)

each stock option plan must have a specified maximum number of shares issuable pursuant to it;

Amendment of Stock Options Agreements and Stock Option Plans

(l)

the terms of a stock option agreement or plan may be amended without the acceptance of the Exchange if the amendment is reducing the number, increasing the price or canceling the option;

(m)

the option exercise price may be renegotiated lower after six months, subject to Exchange and shareholder approval;

(n)

the entire option may be renegotiated after one year, subject to Exchange and shareholder approval;

Shareholder Approval

(o)

Disinterested Shareholder Approval (as defined below) of stock options must be obtained where:  (i) Insiders who are not directors or senior officers of the company are receiving stock options as consultants of the company; (ii) a stock option plan, together with all of the company’s other previously established or proposed stock option grants could result at any time in:  (A) the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue; (B) the issuance to Insiders, within a one year period of a number of shares exceeding 10% of the outstanding issue; or (C) the issuance to any one Insider and such Insider’s associates, within a one year period of a number of shares exceeding 5% of the outstanding issue;

(p)

where (o)(i) or (o)(ii) applies, the share compensation arrangement must be approved by a majority of the votes cast at the shareholders meeting other than votes attaching to securities beneficially owned by:  (i) Insiders to whom shares may be issued pursuant to the stock option plan; and (ii) associates of such Insiders (“Disinterested Shareholder Approval”);

(q)

where a share compensation arrangement is to obtain Disinterested Shareholder Approval, all non-voting and subordinate voting shares are to be given full voting rights; and

(r)

a stock option plan that has received the approval of Disinterested Shareholders generally must receive Disinterested Shareholder approval in order to be amended.

Approval from both the members as a whole and Disinterested Shareholders is sought by management to the empowering resolution approving all stock options granted in the past year, all stock option agreements and stock options amended in the past year, and the granting of any stock options, the establishment of any stock option plans, and the amendment of any stock option plans, stock option agreements or stock options by the Company in the ensuing year providing the same are in accordance with the policies of the Exchange and notice thereof is filed with the Exchange.  By passing the empowering resolution, members and Disinterested Shareholders will be providing the approvals referred to above in respect of all stock options granted in the past year, the amendment of any stock option agreements and stock options amended in the past year, and the granting of any stock options, the establishment of any stock option plans, and the amendment of any stock option plans, stock option agreements or stock options by the Company in the ensuing year, including all matters concerning stock options of the Company described herein.  As a consequence of obtaining the approvals of members and Disinterested Shareholders sought, the Company will not be required to seek further approval of shareholders to any matter concerning stock options in the ensuing year providing such matter is otherwise in accordance with the policies of the Exchange.  This approval is requested at this time to save the Company the expense of convening an extraordinary meeting of members specifically for the purpose of approving a specific grant of Insiders' stock options or any amendment to any existing stock option plans, stock option agreements or stock options made after the date of the annual general meeting.  Management has no present intention of issuing any additional Insiders' stock options or amending any specific stock option plans or stock option agreements at this time other than as referred to herein.

A copy of the policies of the Exchange is available for review during regular business hours at the office of the Company’s solicitor, Werbes Sasges & Company, Suite 708 - 1111 West Hastings Street, Vancouver, B.C.  V6E 2J3.  The Company will determine the Disinterested Shareholders at the Meeting and record separately in the minutes of the Meeting the determination of (i) all members, including Disinterested Shareholders, and (ii) Disinterested Shareholders on the motion concerning stock options.

Stock Options Granted and Exercised in the Past Year

During the financial year ended August 31, 1998, the Company granted the following incentive stock options:

Name of Optionee	Date of Grant	Number of Shares	Expiry Date	Exercise Price
Thomas Tough	April 9, 1998	582,000	April 8, 2003	$0.23
Lakhwindar Janda	April 9, 1998	581,900	April 8, 2003	$0.23
Mark Tytherleigh	April 9, 1998	100,000	April 8, 2003	$0.23

During the financial year ended August 31, 1998, the Company issued the following shares for the price of $0.23 per share pursuant to the exercise of stock options:

			Price Range in the 30 Day Period Preceding the Exercise of the Options
No. of Shares	Exercise Price	Date of Exercise	High	Low
200,000	$0.23	May 14, 1998	$0.32	$0.20
50,000	$0.23	May 14, 1998	$0.32	$0.20

The stock options described were granted in accordance with the policies of the Exchange.

Stock Options for the Ensuing Year

 The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees pursuant to stock option agreements entered into with them or to be entered into with them subject to regulatory approval and subject to member approval being obtained with respect to options granted to Insiders of the Company.  Options granted will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

Each option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be a director, officer or employee or (b) such date as the board may determine at the time of grant.

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting.  However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

__________________________________

THOMAS R. TOUGH,

President

DESERT SUN MINING CORP. (the "Company")

P R O X Y

Type of Meeting:

Annual General Meeting

Meeting Time:

10:00 a.m., Pacific Time

Meeting Date:

February 26, 1999

Meeting Location:

Boardroom, 708 - 1111 West Hastings Street, Vancouver, B.C.

This proxy is solicited by the management of the Company.

The undersigned registered shareholder of the Company hereby appoints Thomas R. Tough, President of the Company, or failing him, Nav Badyal, a Director of the Company, or in the place of the foregoing,                                                        , (Please Print Name) as proxyholder for and on behalf of the undersigned, with the power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general meeting of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournment thereof.

Resolutions (for full details of each item please see the notice of meeting and information circular which accompanied this proxy form).

		For	Against	Abstain

1.	Approving acts of Directors:	______	______	______

2.	Approving Incentive Stock Options:	______	______	______

*	Establishing the number of Directors of the Company at *	______	______	______

*	Approving the Special Resolution to consolidate the common shares of the Company on a 3 to 1 bases.	______	______	______

*	Approving the Special Resolution to increase the authorized capital of the Company to 20,000,000 common shares without par value.	______	______	______

*	Approving the Special Resolution to continue the Company under the Canada Business Corporation Act.	______	______	______

*	Approving the Special Resolution to repeal the existing Articles and ratify By-Lay 1.	______	______	______

*	Approving the Special Resolution to issue new Performance Shares and any consequential change of control	______	______	______

		For	Withhold

3.	Appointing Staley, Okada, Chandler & Scott, Chartered Accountants as auditor at a remuneration to be fixed by the Directors	______	______

4.	Electing Thomas R. Tough as director:	______	______

5.	Electing Jane Tough as director:	______	______

6.	Electing Nav Badyal as director:	______	______

7.	Electing John C. Loretto as director:	______	______

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting

(Signature)

(Date)

Please Print Name

Number of securities held if not otherwise specified.______________________

This proxy form is not valid unless it is signed and dated.  If someone other than the registered shareholder of the Company signs this proxy on the shareholder's behalf, authorizing documentation acceptable to the Chairman of the meeting must be deposited with this proxy form.  See reverse.

Subject to the discretion of the chairman of the meeting, to be effective, this proxy form must be received at the office of Montreal Trust Company of Canada, or the Company, by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting.  The following are the mailing address and facsimile number of Montreal Trust Company of Canada:  Fourth Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.:  (604) 683-3694.

1.

If you cannot attend the meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the proxy form.  You have the right to appoint another person, who need not be a shareholder of the Company, to attend and act for you and on your behalf at the meeting.  If you wish to appoint another person, you may do so by crossing off the names of the management nominees and inserting your appointed proxyholder's name in the space provided.  Your appointed proxyholder will then have to attend the meeting if your vote is to be counted.  You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2.

The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder.  In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.  With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

3.

If you have returned a proxy form and later decide to vote in person, you may do so by attending the meeting.  Please register your attendance with the Company's scrutineers at the meeting and inform them that you have previously returned a proxy form.

4.

If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation's common seal, the power of attorney or a director's resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

5.

A Proxy, to be effective, must be deposited at the office of the Company or the Trust Company, as noted above, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

FORM 61

QUARTERLY REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Desert Sun Mining Corp.
Issuer’s Address:	#610 - 650 West Georgia Street, Vancouver, B.C. V6B 4N7
Contact Person:	Thomas R. Tough
Contact’s Position:	President and Director
Contact’s Telephone Number:	685-2542
For Quarter Ended:	1998/08/31
Date of Report:	1998/11/19

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Thomas R. Tough	“Thomas R. Tough”	1999 January 15

Navdip S. Badyal	“Navdip S. Badyal”	1999 January 15

DESERT SUN MINING CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 AUGUST 1998 and 1997

STALEY, OKADA, CHANDLER & SCOTT

Chartered Accountants

AUDITORS’ REPORT

To the Shareholders of Desert Sun Mining Corp.:

We have audited the consolidated balance sheet of Desert Sun Mining Corp. (An Exploration Stage Company) as at 31 August 1998 and 1997 and the consolidated statements of shareholders’ equity, operations and cash flow for each of the three years in the period ended 31 August 1998 and cumulative from inception (21 May 1980) through to 31 August 1998.  These consolidated financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31 August 1998 and 1997 and the results of its operations and their cash flow for each of the three years ended 31 August 1998 and cumulative from inception (21 May 1980) through 31 August 1998 and the changes in shareholders’ equity from inception (21 May 1980) through 31 August 1998 in accordance with generally accepted accounting principles in Canada.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

“Staley, Okada, Chandler & Scott”

Langley, B.C.	STALEY, OKADA, CHANDLER & SCOTT
19 November 1998	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR THE U.S. READER ON

   CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties such as those referred to in Note 1 to the consolidated financial statements.  Our report to the shareholders dated 19 November 1998 is expressed in accordance with Canadian reporting standards which does not permit a reference to such an uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

“Staley, Okada, Chandler & Scott”

Langley, B.C.	STALEY, OKADA, CHANDLER & SCOTT
19 November 1998	CHARTERED ACCOUNTANTS

Desert Sun Mining Corp. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet
As at 31 August
Canadian Funds

ASSETS	1998	1997
Current
Cash	$73,495	$551,968
Accounts receivable	11,329	16,549
Prepaid expenses	300	1,154
Security deposit	2,315	4,575
	87,439	574,246
Capital Assets (Note 5)	19,545	20,808
Resource Property Costs - Schedule (Note 4)	649,980	336,134
	$756,964	$931,188

LIABILITIES
Current
Accounts payable and accrued liabilities	$45,249	$23,448
Due to related parties (Note 6)	88,433	56,768
	133,682	80,216
Non-Controlling Interest in Sun River Gold Phils. Inc.	7,080	7,080

Continued Operations (Note 1)

SHAREHOLDERS' EQUITY
Share Capital (Note 7)
Authorized:
50,000,000 common shares without par value
Issued and fully paid:
13,004,063 (12,639,063) shares	6,688,357	6,604,407
Deficit - Statement 2	(6,072,155)	(5,760,515)
	616,202	843,892
	$756,964	$931,188

ON BEHALF OF THE BOARD:

      “Thomas R. Tough”                           , Director

       “Navdip S. Badyal”                            , Director

- See Accompanying Notes -

Desert Sun Mining Corp. (An Exploration Stage Company)	Statement 2a
Consolidated Statement of Shareholders’ Equity
Canadian Funds

	Common Shares		Accumulated
	Number	Amount	Deficit	Total
Balance at inception - 21 May 1980	-	$-	$-	$-
Issuance of shares for cash	1,985,000	358,400	-	358,400
Issuance of shares for property	200,000	40,000	-	40,000
Loss for the period	-	-	(76,005)	(76,005)
Balance - 30 June 1981	2,185,000	398,400	(76,005)	322,395
Issuance of shares for cash	50,000	20,000	-	20,000
Issuance of shares for property	(200,000)	(40,000)	-	(40,000)
Loss for the period	-	-	(103,570)	(103,570)
Balance - 30 June 1982	2,035,000	378,400	(179,575)	198,825
Issuance of shares for cash	310,000	146,000	-	146,000
Loss for the period	-	-	(207,254)	(207,254)
Balance - 30 June 1983	2,345,000	524,400	(386,829)	137,571
Issuance of shares for cash	100,000	15,000	-	15,000
Issuance of shares on settlement of debt	337,300	79,297	-	79,297
Loss for the period	-	-	(119,422)	(119,422)
Balance - 30 June 1984	2,782,300	618,697	(506,251)	112,446
Consolidation of shares on a 1 for 4 basis	(2,086,725)	-	-	-
Balance after consolidation	695,575	618,697	(506,251)	112,446
Loss for the period	-	-	(222,162)	(222,162)
Balance - 30 June 1985	695,575	618,697	(728,413)	(109,716)
Exercise of options	50,806	25,702	-	25,702
Issuance of shares on settlement of debt	656,114	121,438	-	121,438
Loss for the period	-	-	(90,922)	(90,922)
Balance - 30 June 1986	1,402,495	765,837	(819,335)	(53,498)
Issuance of shares for cash	1,090,625	446,222	-	446,222
Exercise of options	50,000	38,500	-	38,500
Exercise of warrants	300,000	240,000	-	240,000
Issuance of shares on settlement of debt	13,258	11,800	-	11,800
Share issuance costs	-	(85,000)	-	(85,000)
Loss for the period	-	-	(199,462)	(199,462)
Balance - 30 June 1987	2,856,378	1,417,359	(1,018,797)	398,562
Issuance of shares for cash	424,000	372,590	-	372,590
Exercise of options	141,319	113,226	-	113,226
Exercise of warrants	7,500	8,250	-	8,250
Issuance of shares for property	150,000	202,250	-	202,250
Loss for the period	-	-	(310,420)	(310,420)
Balance - 30 June 1988	3,579,197	$2,113,675	$(1,329,217)	$784,458

- Continued Next Page -

Desert Sun Mining Corp. (An Exploration Stage Company)	Statement 2b
Consolidated Statement of Shareholders’ Equity
Canadian Funds

	Common Shares		Accumulated
	Number	Amount	Deficit	Total
Balance - 30 June 1988 - Continued	3,579,197	$2,113,675	$(1,329,217)	$784,458
Issuance of shares for cash	138,887	92,500	-	92,500
Exercise of options	439,244	273,001	-	273,001
Issuance of shares for property	68,323	30,062	-	30,062
Loss for the period	-	-	(363,636)	(363,636)
Balance - 30 June 1989	4,225,651	2,509,238	(1,692,853)	816,385
Issuance of shares for cash	684,210	130,000	-	130,000
Exercise of options	2,314,230	538,030	-	538,030
Issuance of shares on settlement of debt	777,984	140,037	-	140,037
Issuance of shares for property	100,000	18,000	-	18,000
Issuance of shares for equipment	200,000	49,000	-	49,000
Loss for the period	-	-	(226,197)	(226,197)
Balance - 30 June 1990	8,302,075	3,384,305	(1,919,050)	1,465,255
Consolidation of shares on a 1 for 6 basis	(6,918,396)	-	-	-
Balance after consolidation	1,383,679	3,384,305	(1,919,050)	1,465,255
Issuance of shares for cash	1,000,000	405,000	-	405,000
Exercise of options	21,286	19,158	-	19,158
Issuance of warrants	26,316	30,000	-	30,000
Loss for the period	-	-	(184,483)	(184,483)
Balance - 30 June 1991	2,431,281	3,838,463	(2,103,533)	1,734,930
Issuance of shares for cash	137,000	55,485	-	55,485
Exercise of warrants	11,000	4,950	-	4,950
Loss for the period	-	-	(32,776)	(32,776)
Balance - 31 August 1991	2,579,281	3,898,898	(2,136,309)	1,762,589
Issuance of shares for cash	389,000	101,140	-	101,140
Exercise of options	390,000	200,000	-	200,000
Exercise of warrants	366,500	174,515	-	174,515
Loss for the period	-	-	(533,739)	(533,739)
Balance - 31 August 1992	3,724,781	4,374,553	(2,670,048)	1,704,505
Exercise of options	242,074	36,311	-	36,311
Loss for the period	-	-	(2,001,735)	(2,001,735)
Balance - 31 August 1993	3,966,855	4,410,864	(4,671,783)	(260,919)
Issuance of shares on settlement of debt	1,613,400	242,010	-	242,010
Consolidation of shares on a 1 for 5 basis	(4,464,204)	-	-	-
Balance after consolidation	1,116,051	4,652,874	(4,671,783)	(18,909)
Loss for the period	-	-	(30,725)	(30,725)
Balance - 31 August 1994	1,116,051	$4,652,874	$(4,702,508)	$(49,634)

- Continued Next Page -

Desert Sun Mining Corp. (An Exploration Stage Company)	Statement 2c
Consolidated Statement of Shareholders’ Equity
Canadian Funds

	Common Shares		Accumulated
	Number	Amount	Deficit	Total
Balance - 31 August 1994 - Continued	1,116,051	$4,652,874	$(4,702,508)	$(49,634)
Issuance of shares for cash	1,400,000	215,269	-	215,269
Exercise of warrants	170,000	44,200	-	44,200
Loss for the period	-	-	(97,936)	(97,936)
Balance - 31 August 1995	2,686,051	4,912,343	(4,800,444)	111,899
Stock split on a 2 for 1 basis	2,686,051	-	-	-
Balance after stock split	5,372,102	4,912,343	(4,800,444)	111,899
Issuance of shares for cash	2,328,324	551,142	-	551,142
Exercise of warrants	173,680	49,499	-	49,499
Issuance of shares for property	400,000	180,000	-	180,000
Loss for the period	-	-	(396,596)	(396,596)
Balance - 31 August 1996	8,274,106	5,692,984	(5,197,040)	495,944
Issuance of shares for cash	420,000	380,000	-	380,000
Shares issuance costs	18,803	-	-	-
Exercise of warrants	3,926,154	531,423	-	531,423
Loss for the period	-	-	(563,475)	(563,475)
Balance - 31 August 1997	12,639,063	6,604,407	(5,760,515)	843,892
Issuance of shares for cash	115,000	26,450	-	26,450
Exercise of options	250,000	57,500	-	57,500
Loss for the period	-	-	(311,640)	(311,640)
Balance - 31 August 1998	13,004,063	$6,688,357	$(6,072,155)	$616,202

- See Accompanying Notes -

Desert Sun Mining Corp. (An Exploration Stage Company)	Statement 3
Consolidated Statement of Operations
Canadian Funds

	Cumulative Amounts 21 May 1980 to 31 August 1998	Year Ended 31 August 1998	Year Ended 31 August 1997	Year Ended 31 August 1996
Operating Expenses
Write-off of resource property costs	$2,914,155	$42,154	$362,844	$277,094
General and administrative (Note 9)	2,801,831	266,643	198,676	125,813
Write-off of investments in joint ventures	226,946	-	-	-
Write-off of mining equipment	150,288	-	-	-
Interest	29,809	-	-	-
Amortization	19,220	2,843	1,955	920
Bad debts	14,318	-	-	-
Engineering	13,214	-	-	-
Loss on disposal of capital assets	5,570	-	-	-
Royalties	(2,500)	-	-	-
Gain on sale of marketable securities	(9,876)	-	-	(7,231)
Gain on settlement of outstanding debts	(13,584)	-	-	-
Interest income	(28,207)	-	-	-
Sale of data	(49,029)	-	-	-

Loss for the Period	6,072,155	311,640	563,475	396,596
Deficit - Beginning of period	-	5,760,515	5,197,040	4,800,444
Deficit - End of Period	$6,072,155	$6,072,155	$5,760,515	$5,197,040

Loss per Share - Basic		$0.02	$0.05	$0.05

Weighted Average Number of Shares Outstanding		12,731,050	10,952,138	7,260,094

- See Accompanying Notes -

Desert Sun Mining Corp. (An Exploration Stage Company)	Statement 4a
Consolidated Statement of Cash Flow
Canadian Funds

	Cumulative Amounts 21 May 1980 to 31 August 1998	Year Ended 31 August 1998	Year Ended 31 August 1997	Year Ended 31 August 1996
Operating Activities
Loss for the year	$(6,072,155)	$(311,640)	$(563,475)	$(396,596)
Items not affecting cash
Amortization	19,220	2,843	1,955	920
Write-off of resource property costs	2,914,155	42,154	362,844	277,094
Write-off of investments in joint ventures	226,946	-	-	-
Write-off of mining equipment	150,288	-	-	-
Loss on disposal of capital assets	5,570	-	-	-
Gain on settlement of outstanding debts	(13,584)	-	-	-
Gain on sale of marketable securities	(9,876)	-	-	(7,231)
Non-controlling interest in Sun River Gold Phils. Inc.	7,080	-	7,080	-
Changes in:
Accounts receivable	(11,329)	5,220	(14,749)	439
Prepaid expenses	(300)	854	(922)	-
Accounts payable	653,415	21,801	5,815	(3,943)
Due to related parties	88,433	31,665	(13,479)	28,382
Cash used in operating activities	(2,042,137)	(207,103)	(214,931)	(100,935)

Investing Activities
Resource property costs	(2,724,460)	(353,880)	(542,371)	(144,351)
Purchase of capital assets	(608,386)	(3,700)	(18,186)	(4,904)
Proceeds on disposal of resource property	11,800	-	-	-
Proceeds on disposal of capital assets	41,600	-	-	-
Security deposit	(2,315)	2,260	(4,575)	-
Investment in joint ventures	(226,946)	-	-	-
Marketable securities, net	9,876	-	-	7,231
Cash used in investing activities	(3,498,831)	(355,320)	(565,132)	(142,024)

Financing Activities
Share capital issued	5,614,463	83,950	911,423	600,641
Cash provided by financing activities	5,614,463	83,950	911,423	600,641

Net Increase (Decrease) in Cash	73,495	(478,473)	131,360	357,682
Cash position - Beginning of period	-	551,968	420,608	62,926
Cash Position - End of Period	$73,495	$73,495	$551,968	$420,608

- Continued Next Page -

Desert Sun Mining Corp. (An Exploration Stage Company)	Statement 4b
Consolidated Statement of Cash Flow
Canadian Funds

	Cumulative Amounts 21 May 1980 to 31 August 1998	Year Ended 31 August 1998	Year Ended 31 August 1997	Year Ended 31 August 1996

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for property acquisition	$430,312	$-	$-	$180,000
Issuance of shares for capital assets	$49,000	$-	$-	$-
Issuance of shares for settlement of debt	$594,582	$-	$-	$-
Amortization included in resource property costs	$421,163	$2,120	$1,352	$-

- See Accompanying Notes -

Desert Sun Mining Corp. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Resource Property Costs
For the Years Ended 31 August
Canadian Funds

	1998	1997
Mineral
Violeta, Crisantemo, Anaconda, Grau, Francia and Progreso Concessions, Bolivia, S.A.
Acquisition costs	$-	$20,757
Camp and general	-	763
Geological	-	7,500
Professional fees	6,979	9,040
Project management	-	3,828
Survey	-	33,385
Travel	-	4,851
	6,979	80,124

Batangas Gold Project, South Luzon Island, Philippines
Acquisition costs	112,756	105,978
Advertising	-	4,579
Amortization	2,120	1,353
Assays	11,860	7,270
Camp and general	29,648	15,735
Campsite	35,347	20,763
Equipment rental	17,428	8,964
Geological	55,520	76,234
Legal	5,221	9,785
Loss on foreign exchange	26,970	19,346
Survey	212	29,242
Travel and promotion	16,764	36,885
	313,846	336,134

Oil and Gas
Oil and Gas Leases, Marion County, Illinois, U.S.A.
Acquisition costs	-	28,383
Drilling	35,175	-
Survey	-	99,083
	35,175	127,466
Costs for the Year	356,000	543,724
Balance - Beginning of year	336,134	155,254
Write-off of resource property costs	(42,154)	(362,844)
Balance - End of Year	$649,980	$336,134

- See Accompanying Notes -

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

1.

Continued Operations

These consolidated financial statements have been prepared assuming the company will continue as a going concern for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred substantial operating losses over the past several years, has a working capital deficiency of $46,243 and has an accumulated deficit of $6,072,155.  In addition, the company has insufficient funds to fulfil its property payment obligations.  These payments have been put on hold until Mineral Production Sharing Agreement (“MPSA”) approval has been granted (Note 4c).

The ability of the company to continue as a going concern is  dependent upon its ability to generate profitable operations in the future and obtain additional financing.  If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Sun River Gold, Inc., a United States company, Desert Sun Bolivia Ltda., a Bolivian S.A. company and its 40% owned subsidiary Sun River Gold Phils. Inc., a Philippine company.

Sun River Gold Phils. Inc. has been treated as a subsidiary as the company has de facto control by way of a voting trust giving the company voting control over the remaining 60% of the shares.  The non-controlling interest has been recorded at the carrying values in the company's records.

b)

Cash and Cash Equivalents

For purposes of reporting cash flows, the company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of three months or less.  The company places its cash and cash investments with institutions of high-credit worthiness.  At times, such investments may be in excess of federal insurance limits.

c)

Amortization

The company provides for amortization of its capital assets, which are stated at cost, on the declining balance method at the following rates:

*

Office furniture and equipment  - 20% per annum

*

Mining equipment - 30% per annum

One half of the annual rate is applied on acquisitions during the year.

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

2.

Significant Accounting Policies - Continued

d)

Mineral Properties and Deferred Costs

Mineral exploration costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

e)

Oil and Gas Properties and Deferred Costs

The company follows the Canadian Institute of Chartered Accountants accounting guideline relating to full cost accounting in the oil and gas industry for its petroleum and natural gas properties whereby all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves, net of related government incentives are capitalized in separate cost centres.  Capitalized costs are generally limited under "ceiling tests" to the value of future net revenues from estimated production of proved reserves at current prices and costs plus cost of unproven properties.  Costs are depleted by cost centre, using the composite unit-of-production method based upon proved reserves estimated by professional engineers.  Reserves are converted to equivalent units on the basis of approximate relative energy content.

All exploration and production activities related to petroleum and natural gas are conducted jointly with others.  Only the company’s proportionate interest in such activities is reflected in the financial statements.

f)

Foreign Currency Translation

Items originating in a foreign currency included in the financial statements are translated into Canadian dollars using the temporal method at the following rates: monetary assets and liabilities at the rate in effect on the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; revenue and expense items at the average rate for the year.  Foreign exchange translation gains and losses are included in earnings during the year in which they occur.

g)

Loss Per Share

Basic loss per share calculations are based on the weighted average number of shares outstanding during the year.  The weighted average number of shares outstanding during the year was 12,731,050 (1997 - 10,952,138; 1996 - 7,260,094).  Fully diluted loss per share has not been presented due to its anti-dilutive effect.

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

2.

Significant Accounting Policies - Continued

h)

Environmental Expenditures

The operations of the company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly from country to country and are not predictable.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  To date, the company has incurred no environmental expenditures relating to the exploration of mineral properties.

i)

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

3.

Fair Value of Financial Instruments

The company’s financial instruments consists of accounts receivable, accounts payable, accrued liabilities and due to related parties.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

4.

Resource Property Costs

a)

Resource property costs consist of the Batangas Gold Project, South Luzon Island, Philippines $649,980 (1997 - $336,134).

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

4.

Resource Property Costs - Continued

b)

Violeta, Crisantemo, Anaconda, Grau, Francia, and Progreso Concessions, Bolivia, S.A.

The company acquired a 100% interest in 4,673 hectares located in the district of Caquiaviri in the Province of Pacajes in the District of La Paz.  Under the terms of the agreement, the company was required to make certain payments (31 December 1996 - U.S. $15,000 {paid}, 31 December 1995 - U.S. $15,000 {paid}, 31 December 1994 - U.S. $10,000 {paid}) and spend certain amounts on the property (31 December 1996 - U.S. $75,000 {incurred}).

During the year ended 31 August 1997 the company's management abandoned the concessions and the related costs have been written off.

c)

Batangas Gold Projects, South Luzon Island, Philippines

Sun River Gold Phils. Inc., the company's subsidiary, entered into an option agreement dated 25 March 1997 (amended 3 November 1997 and 27 October 1998) to acquire a 100% interest in the Batangas Gold Project in Southern Luzon Island, Philippines.  Under the terms of the agreement, Sun River Gold Phils. Inc. is required to make payments as follows:

	U.S. Funds
On execution of the agreement	$25,000	(paid)
Within six months of regulatory approval	50,000	(paid)
On 31 October 1997	37,500	(paid)
On 30 November 1997	3,750	(paid)
On 31 December 1997	3,750	(paid)
From January to August 1998 - U.S. $3,750 per month	30,000	(paid)
On 15 September 1998	50,000	*
From October 1998 to July 1999 - U.S. $5,000 per month	50,000
On 15 August 1999	50,000
From September 1999 to June 2000 - U.S. $5,000 per month	50,000
Upon acceptance of valuation report by the regulatory authorities indicating value exceeding U.S. $2,142,000 and the first anniversary of commencement of commercial production	1,792,000

* Paid U.S. $25,000 as provided by an amendment dated 27 October 1998.

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

4.

Resource Property Costs - Continued

c)

Batangas Gold Projects, South Luzon Island, Philippines - Continued

Sun River Gold Phils. Inc. must also incur expenditures on the property as follows:

	U.S. Funds
By 15 August 1998	$100,000	(incurred)
By 15 August 1999	200,000
By 15 August 2000	300,000
By 15 August 2001	500,000

A 3% net smelter return royalty is payable to the vendors, an additional 1% to the holders of the titled surface rights and 0.60% to the holders of the untitled surface rights.

The agreement has been amended while the company seeks a MPSA approval from the Philippines’ government.  This is a new initiative of the government that all resource companies must obtain prior to further exploration work being done.  By way of a signed amendment agreement dated 27 October 1998, the optioner agreed to accept 50% of the 15 September 1998 option payment (paid subsequent to year-end) and to forgo all remaining payments until the MPSA approval is received, at which time the company will be obligated to bring current all payments as per the original agreement.

On 31 July 1997, Sun River Gold Phils. Inc. and the company entered into a financial and technical assistance and joint venture agreement.  Under this agreement the company must:

*

maintain the property option agreement, the claims and the MPSA applications in good standing by making all payments, performing all functions and conducting and paying all exploration and development work required thereunder;

*

provide the services of Thomas Tough (company Director and Officer) as project manager;

*

act as operator of the venture and;

*

arrange all financing for the venture.

All exploration expenditures, excess expenditures, post production capital expenditures and other expenditures of any kind made or incurred by the company in connection with the exploration, development or operation of the property shall be repaid in full to the company prior to any sharing of the profits or losses of the joint venture.  Thereafter, the profits or losses will be split 90% to the company and 10% to Sun River Gold Phils. Inc.  This effectively gives the company a 94% share, which is composed of 90% from the joint venture agreement and 4% from the 40% of the Sun River Gold Phils. Inc.'s 10% share.

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

4.

Resource Property Costs - Continued

c)

Batangas Gold Projects, South Luzon Island, Philippines - Continued

A finder’s fee relating to the acquisition of the Batangas Gold Projects is as follows:

	CDN Funds
On execution of the agreement	$2,500	(paid)
By 17 February 1997	5,000	(paid)
By 17 August 1998	7,500	**
By 17 February 1999	10,000
By 17 August 1999	8,750
Earlier of 17 August 2002 or first anniversary of commencement of production and acceptance of the valuation report by the regulatory authorities	105,850

** Subsequent to the year-end, the company issued the finder 4,411 shares at a deemed value of $3,750.  This leaves a balance of $3,750 unpaid on the 17 August 1998 payment.  This amount has not been reflected in these consolidated financial statements.

The finder has agreed to receive 25% of the remaining amounts in shares at a deemed price of $0.85 per share.

d)

Oil and Gas Leases, Marion County, Illinois, U.S.A.

The company entered into an agreement with a company having directors in common, for the development of 611 oil and gas leasehold acres located in Marion County, Illinois, U.S.A.  Under the terms of the agreement, the company is required to pay 50% of the land acquisition costs - U.S. $20,300 (paid) and 66 2/3% of the drilling costs - U.S. $71,041 (paid).  During the year an additional U.S. $25,000 was paid for drilling costs.  Results were less than anticipated and the companies' management has decided not to pursue the project and the related costs have been written off.

5.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	1998 Net Book Value	1997 Net Book Value
Office furniture and equipment	$30,317	$14,360	$15,957	$17,065
Mining equipment	5,794	2,206	3,588	3,743
	$36,111	$16,566	$19,545	$20,808

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

6.

Due To (From) Related Parties

The amounts due to (from) related parties are non-interest bearing and are repayable on demand.  Details are as follows:

	1998	1997
Due to a director and a company controlled by that director	$85,230	$49,218
Due to (from) a company with directors in common	2,003	(100)
Due to a company controlled by an individual related to an officer	-	6,450
Due to a former director and a company controlled by that director	1,200	1,200
	$88,433	$56,768

7.

Share Capital

a)

The company has 749,980 (1997 - 749,980) shares which are held in escrow.  These shares are subject to release from escrow as the company expends funds on exploration of its mineral properties and with the consent of the governing regulatory bodies.

b)

In connection with sales of common stock during 1998, 1997, 1996 and 1995, the company has also issued warrants to acquire common stock.  The warrant activity is as follows:

	Number	Price per Share	Expiry Date
Balance - 31 August 1994	NIL
Warrants issued	183,077	$0.26/0.30	23 February 1996/23 February 1997
Warrants issued	1,400,000	0.17/0.20	23 February 1996/23 February 1997
Warrants exercised	(170,000)	0.26
Balance - 31 August 1995	1,413,077	0.17/0.30	23 February 1996/23 February 1997
Stock split 2 for 1	1,413,077
Balance - after stock split	2,826,154	0.115/0.15	23 February 1996/23 February 1997
Warrants issued	1,100,000	0.225	1 October 1996
Warrants issued	500,000	0.60	1 August 1997
Warrants issued	100,000	0.60/0.91	7 August 1997/7 August 1998
Balance - 31 August 1996	4,526,154	0.10/0.91	23 February 1997/7 August 1998
Warrants exercised	(1,100,000)	0.225
Warrants exercised	(2,800,000)	0.10
Warrants exercised	(26,154)	0.15
Warrants issued	100,000	0.60/0.72	10 January 1998/10 January 1999
Warrants issued	320,000	1.00	6 March 1998
Warrants expired	(500,000)	0.60
Balance - 31 August 1997	520,000	0.60/1.00	10 January 1998/10 January 1999
Warrants issued	115,000	0.23/0.26	7 July 1999/7 July 2000
Warrants expired	(320,000)	1.00
Warrants expired	(100,000)	0.91
Balance - 31 August 1998	215,000	$0.23/0.72	10 January 1999/7 July 2000

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

7.

Share Capital - Continued

c)

The company has a stock option plan which covers its officers and directors.  The options are granted for varying terms ranging from two to five years.  The following is a schedule of the activity pursuant to this stock option plan:

	Number	Price per Share	Expiry Date
Balance - 31 August 1995	NIL
Options granted	687,210	$0.42	6 December 2000
Balance - 31 August 1996	687,210	0.42	6 December 2000
Options granted	100,000	0.81	5 November 1998
Options granted	150,000	1.01	28 January 1999
Balance - 31 August 1997	937,210	0.42/1.01	5 November 1998/6 December 2000
Options granted	1,263,900	0.23	8 April 2003
Options cancelled	(937,210)
Options exercised	(250,000)	0.23
Balance - 31 August 1998	1,013,900	$0.23	8 April 2003

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123  ("SFAS No. 123"), "Accounting for Stock-Based Compensation".  SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans.  The statement encourages all entities to adopt a fair value based method of accounting, but allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees".  The company has adopted the disclosure only provisions of SFAS No. 123 as follows:

	1998	1997
Net loss
As reported	$311,640	$563,475
Pro forma	$324,279	$623,475
Net loss per share
As reported	$0.02	$0.05
Pro forma	$0.03	$0.06

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	1998	1997
Expected dividend yield	0.00	0.00
Expected stock price volatility	122%	78%
Risk-free interest rate	5.55%	4.44%
Expected life of options	5.0 years	2.2 years

The weighted average grant-date fair value of options granted in 1998 and 1997 was $0.01 and $0.24 respectively.

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

7.

Share Capital - Continued

d)

During the year, 250,000 options were exercised for shares in the amount of $57,500 by an officer and a director.

e)

During the year, 5,000 shares were purchased through a private placement by a director for $1,150.

8.

Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

	1998	1997
Management fee paid to an officer and director	$60,000	$30,000
Consulting fee paid to a company controlled by an officer and director	20,900	44,167
Consulting fee paid to an officer	-	6,500
Consulting fee paid to a company controlled by an officer	12,500	-
Rent paid to a company controlled by an individual related to an officer	-	5,000
Accounting fees paid to company controlled by an individual related to an officer	6,450	7,000
Legal fees paid to a director of a subsidiary company	5,221	9,785

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

9.

General and Administrative Expenses

Details are as follows:

	For the Year Ended 31 August 1998	For the Year Ended 31 August 1997	For the Year Ended 31 August 1996
Administrative services	$-	$5,775	$-
Consulting fees	23,625	6,500	-
Listing and filing fees	9,185	6,728	7,279
Management fees	60,000	30,000	31,095
Office, telephone and miscellaneous	13,067	18,561	8,973
Outside property investigation	-	9,719	12,746
Professional fees	72,612	39,131	35,934
Rent	24,596	18,032	12,000
Shareholders communication	50,188	48,777	7,060
Transfer agent fees	9,959	10,683	4,011
Travel and promotion	3,411	4,770	6,715
	$266,643	$198,676	$125,813

10.

Commitment

The company has a management agreement with an officer and director.  This is a one year renewable contract from 1 September to 31 August with remuneration of $60,000 per annum.

11.

Lease Commitment

The company has a lease agreement for office space for a period of three years commencing 1 February 1997.  The office space is also leased by a company with directors in common which is responsible for its share of the base rent, common area and property taxes.  The company's proportionate share of rental payments excluding common area and property taxes are as follows:

1999	$12,059
2000	5,205
$17,264

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

12.

Contingent Liability

The company is in dispute of an invoice received in the amount of U.S. $6,252.  Management is of the opinion that no amount is owed as the services were not rendered.  At year-end, the two parties had not come to a resolution.  No amount has been accrued in the consolidated financial statements as the outcome is unknown.

13.

Income Taxes

a)

The company has income tax losses carried forward of $987,309 available to reduce future taxable income and expire as follows:

Amount
1999	$192,533
2000	96,045
2001	26,434
2002	89,600
2003	117,379
2004	198,669
266,649
$987,309

b)

In addition, the company has $277,000 in exploration and development expenditures which are available for income tax purposes.

The potential future tax benefits of these losses and expenditures have not been recognized in the accounts of the company.

14.

Segmented Information

Details are as follows:

Industrial Basis	Oil and Gas	Mineral Exploration	Total
Loss for the year ended
31 August 1998	$35,175	$276,465	$311,640
31 August 1997	$127,466	$436,009	$563,475
Identifiable assets
31 August 1998	$-	$756,964	$756,964
31 August 1997	$-	$931,188	$931,188

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

14.

Segmented Information - Continued

Geographical Basis	Canada	Philippines	Bolivia	U.S.A.	Total
Loss for the year ended
31 August 1998	$269,492	$-	$6,973	$35,175	$311,640
31 August 1997	$200,631	$-	$235,378	$127,466	$563,475
Identifiable assets
31 August 1998	$106,984	$649,980	$-	$-	$756,964
31 August 1997	$595,054	$336,134	$-	$-	$931,188

15.

United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a)

Under the Canadian generally accepted accounting principles the calculation of basic loss per share is calculated using the weighted average number of common shares outstanding during the year as well as including any common stock equivalents which may be outstanding, if such common stock equivalents are not anti-dilutive.  This weighted average number of common shares outstanding includes any shares that remain in escrow, that may be earned out based on the company incurring a certain amount of exploration and development expenditures.

Under United States generally accepted accounting principles primary loss per share is calculated using the weighted average number of shares outstanding during the year, as well as including any common stock equivalents which may be outstanding if such common stock equivalents are not anti-dilutive.  This weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures.

b)

Under Canadian generally accepted accounting principles, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States generally accepted accounting principles, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and records properties at net realizable value.  The company has not yet obtained an independent report for United States generally accepted accounting principles purposes, therefore, the company’s mineral property costs have been written off.

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

15.

United States Generally Accepted Accounting Principles - Continued

c)

Under U.S. generally accepted accounting principles, stock compensation expense is recorded when shares held in escrow become eligible for release and is based upon the number of shares released and the market value of the shares at that time.  Under Canadian generally accepted accounting principles, no value is attributed to such shares released and no compensation expense is recorded.

d)

The impact of the above differences between Canadian and United States generally accepted accounting principles on loss for the period is as follows:

	Cumulative from Inception (21 May 1980) to 31 August 1998	Year Ended 31 August 1998	Year Ended 31 August 1997	Year Ended 31 August 1996
Loss for the year as reported	$(6,072,155)	$(311,640)	$(563,475)	$(396,596)
Stock compensation expense	(377,497)	-	-	-
Write-off of resource property costs	(649,980)	(313,846)	(180,880)	(59,257)
Loss for the year in accordance with United States generally accepted accounting principles	$(7,099,632)	$(625,486)	$(744,355)	$(455,853)

	Year Ended 31 August 1998	Year Ended 31 August 1997	Year Ended 31 August 1996
Primary loss per share for the period in accordance with United States generally accepted accounting principles	$(0.05)	$(0.07)	$(0.07)
Weighted average number of shares:
Canadian basis	12,731,050	10,952,138	7,260,094
Shares held in escrow	(749,980)	(749,980)	(749,980)
Common share equivalents
Share purchase warrants *	215,000	520,000	4,526,154
Share purchase options *	1,013,900	937,210	687,210
U.S. basis	11,981,070	10,202,158	6,510,114

*  Not applicable to calculations as the effect is anti-dilutive.

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

15.

United States Generally Accepted Accounting Principles - Continued

e)

The impact of the above differences between Canadian and United States generally accepted accounting principles on the deficit, as reported, is as follows:

	Cumulative from Inception (21 May 1980) to 31 August 1998	Year Ended 31 August 1998	Year Ended 31 August 1997	Year Ended 31 August 1996
Deficit - As reported	$(6,072,155)	$(6,072,155)	$(5,760,515)	$(5,197,040)
Stock compensation expense	(377,497)	(377,497)	(377,497)	(377,497)
Write-off of resource property costs	(649,980)	(649,980)	(336,134)	(155,254)
Deficit in accordance with United States generally accepted accounting principles	$(7,099,632)	$(7,099,632)	$(6,474,146)	$(5,729,791)

f)

The impact of the above differences between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares
	Number	Amount	Deficit	Total
Shareholders’ equity balance as reported at 31 August 1996	8,274,106	$5,692,984	$(5,197,040)	$495,944
Stock compensation expense	-	377,497	(377,497)	-
Write-off of resource property costs	-	-	(155,254)	(155,254)
Shareholders’ equity in accordance with United States generally accepted accounting principles at 31 August 1996	8,274,106	$6,070,481	$(5,729,791)	$340,690
Shareholders’ equity balance as reported at 31 August 1997	12,639,063	$6,604,407	$(5,760,515)	$843,892
Stock compensation expense	-	377,497	(377,497)	-
Write-off of resource property costs	-	-	(336,134)	(336,134)
Shareholders’ equity in accordance with United States generally accepted accounting principles at 31 August 1997	12,639,063	$6,981,904	$(6,474,146)	$507,758
Shareholders’ equity balance as reported at 31 August 1998	13,004,063	$6,688,357	$(6,072,155)	$616,202
Stock compensation expense	-	377,497	(377,497)	-
Write-off of resource property costs	-	-	(649,980)	(649,980)
Shareholders’ equity in accordance with United States generally accepted accounting principles at 31 August 1998	13,004,063	$7,065,854	$(7,099,632)	$(33,778)

Desert Sun Mining Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 August 1998 and 1997
Canadian Funds

16.

Uncertainty Due to the Year 2000 Issue

The company may experience the effects of the Y2K issue before, on or after 1 January 2000, and the effects on operations and financial reporting, if not addressed, may range from minor errors to significant systems failure which could affect an entity’s ability to conduct normal business operations.  It is not possible to be certain that all aspects of the Y2K issue affecting the company including those related to the efforts of customers, suppliers or any other third parties will be fully resolved.

17.

Subsequent Events

a)

Subsequent to the year-end, the company granted 50,000 stock options to a director of the company at an exercise price of $0.20.

b)

Subsequent to the year-end, the company issued 4,411 shares (deemed value $3,750) to a company for a finders’ fee.

FORM 61

QUARTERLY REPORT

Incorporated as part of:
Schedule A
x	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Desert Sun Mining Corp.
Issuer’s Address:	#610 - 650 West Georgia Street, Vancouver, BC V6B 4N7
Contact Person:	Thomas R. Tough
Contact’s Position:	President and Director
Contact’s Telephone Number:	685-2542
For Quarter Ended:	1998/08/31
Date of Report:	1998/11/19

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Thomas R. Tough	“Thomas R. Tough”	1999 January 15

Navdip S. Badyal	“Navdip S. Badyal”	1999 January 15

SCHEDULE B

1.

YEAR TO DATE REQUIREMENTS

a)

Deferred costs, exploration and development:

See consolidated financial statements for details.

b)

General and administrative:

See consolidated financial statements for details.

c)

Expenditures to non-arms length parties:

See consolidated financial statements for details.

2.

FOR THE QUARTER ENDED 31 AUGUST 1998

a)

Securities issued:

See consolidated financial statements for details.

b)

Options granted:

See consolidated financial statements for details.

3.

AS AT 31 AUGUST 1998

a)

Authorized and issued share capital:

See consolidated financial statements for details.

b)

Summary of options, warrants and convertible securities outstanding:

See consolidated financial statements for details.

c)

Shares in escrow or subject to pooling:

749,980 escrow shares

d)

List of directors:

Thomas R. Tough

Jane G. Tough

Navdip Singh Badyal

John Carlo Loretto

DESERT SUN MINING CORP.

Quarterly Report to August 31, 1998

SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from, May 31, 1998 to August 31, 1998:

The Company is waiting for the final Government approval and the signing of the Mineral Processing Sharing Agreement (MPSA) application by the Department of Energy and Natural Resources (DENR). The Mineral Production Sharing Agreement (MPSA) includes several claims covering some 3,280.5 hectares which contain 12 known gold-bearing veins as well as the Ulanin epithermal gold-bearing breccia/stockworks zone. The Ulanin zone, within the grid area, is some 300 metres wide and 1.2 kilometres long.

The Company’s consultant, Mr. John Perry, P.Geo., in his report dated February 4, 1998, has recommended a program comprised 24 drill holes totalling a length of some 3,350 metres. The drilling forms Phase I of his recommended drill program proposed in his 1997 report. The purpose of the drilling is to test the Ulanin area for its potential to host bulk mineable resources within the auriferous breccia/stockworks zone.

The Ulanin Zone has been identified from results obtained from soil/eluvium geochemistry, an IP/resistivity geophysical survey, detailed geological mapping, surface rock sampling all recently carried out by Desert Sun Mining Corp., and from previous mapping, fluid inclusion studies and trenching and pitting carried out between 1987 and 1993.

Surface grab samples, taken from within the grid area covering the Ulanin Zone assayed from 0.03 gm. Au/tonne to 15.86 gm. Au/tonne, and the gold soil anomalies support the possibility of an eastward extension to the breccia/stockworks zone along much of its length.

The Company has been examining other opportunities to participate in exploration projects in the Philippines, Indonesia, Africa and Chile. In October 1998, the Company entered into negotiations with a company to acquire a 50% interest in a diamond exploration joint venture in Namibia, Africa. Upon completion of a due diligence review the Company decided not to enter into a formal agreement to participate in the joint venture.

Mr. Patrick V. Normoyle resigned as a director on May 13, 1998 and Mr. John C. Loretto, P. Eng. became a director on June 22, 1998.

The Company’s Form 20F has been filed with and approved by the United States Securities and Exchange Commission The Form 20F is a required to maintain the Company’s listing on the NASDAQ Electronic Bulletin Board.

FINANCIAL ANALYSIS

All stock options were cancelled and a total of 1,313,900 options were granted during the 1998 fiscal year.

On July 20, 1998 the Company completed a $26,450 private placement of 115,000 units at $0.23 per unit to a group of investors.

Write-offs of deferred expenditures and mineral properties taken by the Company during the fiscal year ended August 31, 1998 amounted to $42,154 and the Company had write-offs of $362,844 during the fiscal year ended August 31, 1997. The write-offs during the fiscal year ended August 31, 1998 were recorded on the North American and South American properties (Amosoil and Anaconda). Management has concluded that these projects are no longer considered economically viable given the current market conditions and the stage of exploration on each of the properties.

Net property expenditures for the fiscal year ended August 31, 1998 were $356,000 compared to $543,724 for the fiscal year ended August 31, 1997. The decrease is due to decreased activity on the Batangas property.

General and administrative expenses increased for the fiscal year ended August 31, 1998 to $269,486 from $200,631 for the fiscal year ended August 31, 1997. Within the category of General and Administrative Expenses, Professional fees increased to $72,616 for the fiscal year ended August 31, 1998 from $39,131 for the fiscal year ended August 31, 1997. Office expenses decreased to $13,067 for the fiscal year ended August 31, 1998 from $18,561 for the fiscal year ended August 31, 1997, as a result of a general decrease in corporate and financing activities. Communication expenses increased to $50,188 for the fiscal year ended August 31, 1998 from $48,777 for the fiscal year ended August 31, 1997 as the company hired a full-time consultant to assist the Company in investor relations. Management fees increased to $60,000 for the fiscal year ended August 31, 1998 from $30,000 for the fiscal year ended August 31, 1997.

FORM 61

QUARTERLY REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	DESERT SUN MINING CORP.
Issuer’s Address:	#610 - 650 West Georgia St., Vancouver, B.C. V6B 4N7
Contact Person:	Thomas Tough
Contact’s Position:	Director
Contact’s Telephone Number:	(604) 685-6880
For Quarter Ended:	1998/11/30
Date of Report:	1999/01/27

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDLE A AND SCHEDULES B & C.

Thomas Tough	“Thomas Tough”	1999 January 29

Navdip Singh Badyal	“Navdip Singh Badyal”	1999 January 29

DESERT SUN MINING CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 NOVEMBER 1998

Unaudited - See Notice to Reader

STALEY, OKADA, CHANDLER & SCOTT

Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Desert Sun Mining Corp. (An Exploration Stage Company) as at 30 November 1998 and the interim consolidated statements of operations and cash flow for the three months then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

“Staley, Okada, Chandler & Scott”

Langley, B.C.	STALEY, OKADA, CHANDLER & SCOTT
27 January 1999	CHARTERED ACCOUNTANTS

Desert Sun Mining Corp. (An Exploration Stage Company)	Statement 1
Interim Consolidated Balance Sheet
As at 30 November
Canadian Funds
Unaudited - See Notice to Reader

ASSETS	1998	1997
Current
Cash	$8,800	$357,783
Accounts receivable	8,617	12,674
Prepaid expenses	-	700
Security deposit	2,315	4,244
	19,732	375,401
Capital Assets, net of accumulated amortization	18,803	21,845
Resource Property Costs - Schedule	708,839	485,700
	$747,374	$882,946

LIABILITIES
Current
Accounts payable and accrued liabilities	$75,019	$43,922
Due to related parties	103,433	80,116
	178,452	124,038

Non-Controlling Interest in Sun River Gold Phils. Inc.	7,080	7,080

SHAREHOLDERS’ EQUITY
Share Capital
Authorized:
50,000,000 common shares without par value
Issued and fully paid:
13,013,474 (12,639,063) shares	6,693,257	6,604,407
Deficit - Statement 2	(6,131,415)	(5,852,579)
	561,842	751,828
	$747,374	$882,946

ON BEHALF OF THE BOARD:

           “Thomas Tough”                                    , Director

            “Navdip Singh Badyal”                          , Director

Desert Sun Mining Corp. (An Exploration Stage Company)	Statement 2
Interim Consolidated Statement of Operations
For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

	1998	1997
Operating Expenses
Amortization	$625	$739
General and administrative	58,635	49,816
Write-off of resource property costs	-	41,509

Loss for the Period	59,260	92,064
Deficit - Beginning of period	6,072,155	5,760,515
Deficit - End of Period	$6,131,415	$5,852,579

Loss per Share - Basic	$-	$0.01

Weighted Average Number of Shares Outstanding	13,011,807	12,639,063

Desert Sun Mining Corp. (An Exploration Stage Company)	Statement 3
Interim Consolidated Statement of Cash Flow
For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)	1998	1997
Operating Activities
Loss for the period	$(59,260)	$(92,064)
Items not affected by cash
Amortization	625	739
Write-off of resource property costs	-	41,509
Changes in current assets and liabilities
Accounts receivable	2,712	3,875
Prepaid expenses	300	454
Accounts payable and accrued liabilities	29,770	20,474
Due to related party	15,000	23,347
Cash used by operating activities	(10,853)	(1,666)

Investing Activities
Resource property costs	(58,408)	(190,545)
Purchase of capital assets, net	(334)	(2,305)
Security deposit	-	331
Cash used by investing activities	(58,742)	(192,519)

Financing Activities
Share capital issued	4,900	-
Cash provided by financing activities	4,900	-

Net Decrease in Cash	(64,695)	(194,185)
Cash position - Beginning of period	73,495	551,968
Cash Position - End of Period	$8,800	$357,783

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for finder’s fee	$3,750	$-
Amortization included in resource property	$451	$529

Desert Sun Mining Corp. (An Exploration Stage Company)	Schedule
Interim Consolidated Schedule of Resource Property Costs
For the Three Months Ended 30 November
Canadian Funds
Unaudited - See Notice to Reader

	1998	1997
Mineral
Violeta, Crisantemo, Anaconda, Grau,Francia and Progreso Concessions, Bolivia, S.A.
Professional fees	$-	$6,334

Batangas Gold Project, South Luzon Island, Philippines
Acquisition costs	42,235	63,380
Amortization	451	529
Assays	-	11,980
Camp and general	3,054	5,894
Campsite	236	16,967
Equipment rental	-	7,630
Geological	1,700	19,286
Loss on foreign exchange	-	14,954
Professional fees	9,539	1,840
Survey	-	212
Travel and promotion	1,644	6,894
	58,859	149,566

Oil and Gas
Oil and Gas Leases, Marion County, Illinois, U.S.A.
Drilling	-	35,175
Costs for the Period	58,859	191,075
Balance - Beginning of period	649,980	336,134
Write-off of resource property costs	-	(41,509)
Balance - End of Period	$708,839	$485,700

FORM 61

QUARTERLY REPORT

Incorporated as part of:
Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	DESERT SUN MINING CORP.
Issuer’s Address:	#610 - 650 West Georgia St., Vancouver, B.C. V6B 4N7
Contact Person:	Thomas Tough
Contact’s Position:	Director
Contact’s Telephone Number:	(604) 685-6880
For Quarter Ended:	1998/11/30
Date of Report:	1999/01/27

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDLE A AND SCHEDULES B & C.

Thomas Tough	“Thomas Tough”	1999 January 29

Navdip Singh Badyal	“Navdip Singh Badyal”	1999 January 29

SCHEDULE B

1.

YEAR TO DATE REQUIREMENTS

a)

Deferred costs, exploration and development:

See interim consolidated financial statements for details.

b)

General and administrative:

Professional fees	$28,682
Management fee	15,000
Investor relations	5,000
Rent	3,297
Consulting	2,000
Office and miscellaneous	1,805
Transfer agent, listing and filing fees	1,697
Travel and promotion	1,504
Automotive	301
Foreign exchange	(398)
Bank charges and interest, net	(253)
$58,635

c)

Expenditures to non-arms length parties:

Management fee paid to a director and officer	$15,000
Legal fees paid to a director of a subsidiary company	383
$15,383

2.

FOR THE QUARTER ENDED 30 NOVEMBER 1998

a)

Securities issued:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission
2 Sept 1998	Common	For Finder’s fee	4,411	$0.85	$3,750	Finder’s fee	None
30 Oct 1998	Common	Warrants	5,000	$0.23	$1,150	Cash	None

b)

Options granted:

Date Granted	Number	Type	Name	Price	Expiry Date
17 September 1998	50,000	Director	John Loretto	$0.20	16 September 2003

3.

AS AT 30 NOVEMBER 1998

a)

Authorized and issued share capital:

		Authorized	Issued
Class	Par Value	Number	Number	Amount
Common	NPV	50,000,000	13,013,474	$6,693,257

SCHEDULE B

3.

AS AT 30 NOVEMBER 1998 - Continued

b)

Summary of options, warrants and convertible securities outstanding:

Security	Number	Price	Expiry Date
Options	1,013,900	$0.23	8 April 2003
	50,000	$0.20	16 September 2003
Warrants	100,000	$0.72	10 January 1999
	110,000	$0.23	7 July 1999
	or	$0.26	7 July 2000

c)

Shares in escrow or subject to pooling:

749,980 escrow shares

d)

List of directors:

Thomas R. Tough

Jane G. Tough

Navdip Singh Badyal

John Carlo Loretto

DESERT SUN MINING CORP.

Quarterly Report to November 31, 1998

SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from, September 1, 1998 to November 30, 1998:

The Company is waiting for the final Government approval and the signing of the Mineral Processing Sharing Agreement (MPSA) application by the Department of Energy and Natural Resources (DENR). The Mineral Production Sharing Agreement (MPSA) includes several claims covering some 3,280.5 hectares which contain 12 known gold-bearing veins as well as the Ulanin epithermal gold-bearing breccia/stockworks zone. The Ulanin zone, within the grid area, is some 300 metres wide and 1.2 kilometres long.

The Company’s consultant, Mr. John Perry, P.Geo., in his report dated February 4, 1998, has recommended a program comprised 24 drill holes totalling a length of some 3,350 metres. The drilling forms Phase I of his recommended drill program proposed in his 1997 report. The purpose of the drilling is to test the Ulanin area for its potential to host bulk mineable resources within the auriferous breccia/stockworks zone.

The Ulanin Zone has been identified from results obtained from soil/eluvium geochemistry, an IP/resistivity geophysical survey, detailed geological mapping, surface rock sampling all recently carried out by Desert Sun Mining Corp., and from previous mapping, fluid inclusion studies and trenching and pitting carried out between 1987 and 1993.

Surface grab samples, taken from within the grid area covering the Ulanin Zone assayed from 0.03 gm. Au/tonne to 15.86 gm. Au/tonne, and the gold soil anomalies support the possibility of an eastward extension to the breccia/stockworks zone along much of its length.

The Company has been examining other opportunities to participate in exploration projects in the Philippines, Indonesia, Africa and Chile. In October 1998, the Company entered into negotiations with a company to acquire a 50% interest in a diamond exploration joint venture in Namibia, Africa. Upon completion of a due diligence review the Company decided not to enter into a formal agreement to participate in the joint venture.

The Company’s Form 20F has been filed with and approved by the United States Securities and Exchange Commission The Form 20F is a required to maintain the Company’s listing on the NASDAQ Electronic Bulletin Board.

FINANCIAL ANALYSIS

A partial property payment of $25,000.00 US was made in October 1998 to Batangas Exploration and Development, Inc. No further payments are due until such time that the final government approval of the MPSA is received.

FORM 61

QUARTERLY REPORT

Incorporated as part of:

           X

Schedule A

Schedules B & C

ISSUER DETAILS:

Name of Issuer:                               DESERT SUN MINING CORP.

Issuer’s Address:                           #610 - 650 West Georgia St., Vancouver, B.C.  V6B 4N7

Contact Person:                              Thomas R. Tough

Contact’s Position:                         Director

Contact’s Telephone Number:      (604) 685-2542

For Quarter Ended:                         1999/05/31

Date of Report:                                1999/08/23

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDLE A AND SCHEDULES B & C.

Thomas R. Tough                             “Thomas R. Tough”                              3 September 1999

Jane G. Tough                                     “Jane G. Tough”                                3 September 1999

DESERT SUN MINING CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 MAY 1999

Unaudited - See Notice to Reader

STALEY, OKADA, CHANDLER & SCOTT

Chartered Accountants

NOTICE TO READER

We have compiled the interim  consolidated balance sheet  of Desert Sun Mining Corp. (An  Exploration

Stage  Company)  as  at 31  May 1999  and the interim consolidated statements of operations and cash flows for the nine months then ended from information provided by management.  We have not audited,

reviewed or otherwise attempted to verify the accuracy or completeness of such information.   Readers

are cautioned that these statements may not be appropriate for their purposes.

Langley, B.C.                                                                                STALEY, OKADA, CHANDLER & SCOTT

23 August 1999                                                                                             CHARTERED ACCOUNTANTS

Desert Sun Mining Corp.                                                                                                        Statement 1

(An Exploration Stage Company)

Interim Consolidated Balance Sheet

As at 31 May

Canadian Funds

Unaudited - See Notice to Reader

ASSETS                                                                                                  1999                            1998

Current

Cash                                                                                               $                  2,413     $             116,844

Accounts receivable                                                                                          4,888                     20,200

Prepaid expenses                                                                                               1,333                       3,205

Security deposit                                                                                                 4,034                       2,256

                                                                                                                        12,668                   142,505

Capital Assets, net of accumulated amortization                                       16,651                     20,786

Resource Property Costs - Schedule                                                        735,408                   609,388

                                                                                                       $              764,727     $             772,679

LIABILITIES Current

Accounts payable and accrued liabilities                                       $              127,138     $               43,361

Due to related parties                                                                                    149,806                     74,501

                                                                                                                       276,944                   117,862

Non-Controlling Interest in Sun River Gold Phils. Inc.                             7,080                        7,080

SHAREHOLDERS’ EQUITY

Share Capital

Authorized:

50,000,000 common shares without par value

Issued and fully paid:

13,013,474  (12,889,063) shares                                                               6,693,257                6,661,907

Deficit - Statement 2                                                                             (6,212,554)              (6,014,170)

                                                                                                                      480,703                   647,737

                                                                                                       $              764,727     $             772,679

ON BEHALF OF THE BOARD:

      , Director

      , Director

- See Accompanying Note -

Desert Sun Mining Corp.                                                                                                         Statement 2

(An Exploration Stage Company)

Interim Consolidated Statement of Operations

For the Nine Months Ended 31 May

Canadian Funds

Unaudited - See Notice to Reader

                                                                                                                    1999                          1998

Operating Expenses

Amortization                                                                                   $               1,874      $                 2,132

General and administrative                                                                          138,525                     209,369

Write-off of resource property costs                                                                       -                       42,154

Loss for the Period                                                                                     140,399                     253,655

Deficit - Beginning of period                                                                    6,072,155                  5,760,515

Deficit - End of Period                                                                  $         6,212,554      $          6,014,170

Loss per Share - Basic                                                                  $                  0.01      $                   0.02

Weighted Average Number of Shares Outstanding                           13,012,363                12,666,841

- See Accompanying Note -

Desert Sun Mining Corp.                                                                                                         Statement 3

(An Exploration Stage Company)

Interim Consolidated Statement of Cash Flows

For the Nine Months Ended 31 May

Canadian Funds

Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)                                                   1999                         1998

Operating Activities

Loss for the period                                                                          $           (140,399)     $            (253,655)

Items not affecting cash

Amortization                                                                                                    1,874                         2,132

Write-off of resource property costs                                                                        -                       42,154

Changes in current assets and liabilities

Accounts receivable                                                                                          6,441                        (3,651)

Prepaid expenses                                                                                             (1,033)                       (2,051)

Security deposit                                                                                                (1,719)                        2,319

Accounts payable and accrued liabilities                                                        81,889                       19,913

Due to related parties                                                                                      61,373                       17,733

                                                                                                                          8,426                    (175,106)

Investing Activities

Resource property costs                                                                                 (85,428)                   (313,818)

Capital assets, net                                                                                              1,020                        (3,700)

                                                                                                                       (84,408)                   (317,518)

Financing Activities

Issuance of shares                                                                                             4,900                       57,500

Net Decrease in Cash                                                                                  (71,082)                   (435,124)

Cash position - Beginning of period                                                               73,495                     551,968

Cash Position - End of Period                                                      $                2,413      $             116,844

Supplemental Schedule of Non-Cash Transactions

Issuance of shares for finder’s fee                                                  $               3,750      $                        -

Amortization included in resource property costs                           $               4,826      $                1,590

- See Accompanying Note -

Desert Sun Mining Corp.                                                                                                                Schedule

(An Exploration Stage Company)

Interim Consolidated Schedule of Resource Property Costs

For the Nine Months Ended 31 May

Canadian Funds

Unaudited - See Notice to Reader

                                                                                                              1999                          1998

Mineral

Batangas Gold Project, South Luzon Island, Philippines

Acquisition costs                                                                       $              42,235      $               95,662

Amortization                                                                                                1,353                         1,590

Assays                                                                                                                -                       11,562

Camp and general                                                                                      7,200                       16,496

Campsite                                                                                                        469                       37,060

Equipment rental                                                                                                 -                       17,428

Geological                                                                                                   1,700                       46,909

Legal                                                                                                         30,298                         4,119

Loss (gain) on foreign exchange                                                                    (66)                      29,428

Survey                                                                                                                 -                            212

Travel and promotion                                                                                  2,239                       12,788

                                                                                                                   85,428                     273,254

Violeta, Crisantemo, Anaconda, Garu Francia and

Progreso Concessions, Bolivia, S.A.

Professional fees                                                                                                -                         6,979

Oil and Gas

Oil and Gas Leases, Marion County, Illinois, U.S.A.

Drilling                                                                                                                -                       35,175

Costs for the Period                                                                                 85,428                     315,408

Balance - Beginning of period                                                                 649,980                     336,134

Write-off of resource property costs                                                                    -                      (42,154)

Balance - End of Period                                                           $            735,408      $             609,388

- See Accompanying Note -

Desert Sun Mining Corp.

(An Exploration Stage Company)

Note to Interim Consolidated Financial Statements

31 May 1999

Canadian Funds

Unaudited - See Notice to Reader

Comparative Figures

The interim consolidated financial statements for the quarter, which are presented for comparative purposes, were prepared by management.

The comparative figures have been reclassified where applicable in order to conform to the presentation used in the current quarter.

FORM 61

QUARTERLY REPORT

Incorporated as part of:

Schedule A

          X

Schedules B & C

ISSUER DETAILS:

Name of Issuer:                               DESERT SUN MINING CORP.

Issuer’s Address:                           #610 - 650 West Georgia St., Vancouver, B.C.  V6B 4N7

Contact Person:                               Thomas R. Tough

Contact’s Position:                           Director

Contact’s Telephone Number:      (604) 685-2542

For Quarter Ended:                         1999/05/31

Date of Report:                                 1999/08/23

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDLE A AND SCHEDULES B & C.

Thomas R. Tough                             “Thomas R. Tough”                              3 September 1999

Jane G. Tough                                     “Jane G. Tough”                                3 September 1999

SCHEDULE B

1.    YEAR TO DATE REQUIREMENTS

a)   Deferred costs, exploration and development:

See interim consolidated financial statements for details.

b)   General and administrative:

Automotive                                                                                                            $                   751

Bank charges and interest, net                                                                                                    (40)

Consulting                                                                                                                               2,000

Foreign exchange                                                                                                                      (393)

Investor relations and shareholders information                                                                     6,900

Management fee                                                                                                                    35,000

Office and miscellaneous                                                                                                       13,251

Professional fees                                                                                                                    62,022

Rent                                                                                                                                         7,601

Transfer agent, listing and filing fees                                                                                      9,930

Travel and promotion                                                                                                              1,503

                                                                                                                              $            138,525

c)   Expenditures to non-arms length parties:

Management fee paid to a director and officer                                                      $              35,000

Legal fees paid to a director of a subsidiary company                                                             3,125

                                                                                                                               $              38,125

2.    FOR THE QUARTER ENDED 31 MAY 1999

a)   Securities issued: NONE

b)   Options granted: NONE

3.    AS AT 31 MAY 1999

a)   Authorized and issued share capital:

                                                                                                                           Issued

                                                                             Authorized

Class                                   Par Value                    Number                   Number                 Amount

Common                              NPV                       50,000,000              13,013,474          $ 6,693,257

b)   Summary of options, warrants and convertible securities outstanding:

                      Security                  Number                  Price          Expiry Date

                      Options                1,013,900                $0.23             8 April 2003

                                                        50,000                $0.20         16 September 2003

                      Warrants                 110,000                $0.23              7 July 1999

                                                           or                    $0.26              7 July 2000

c)   Shares in escrow or subject to pooling:

749,980 escrow shares

d)   List of directors:

Thomas R. Tough

Jane G. Tough

John Carlo Loretto

SCHEDULE C

DESERT SUN MINING CORP.

Quarterly Report to May 31, 1999

REVIEW OF OPERATIONS

During the quarterly period from, March 1, 1999 to May 31, 1999:

The Company is still waiting for the final Government approval and the signing of the Mineral Processing Sharing Agreement (MPSA) application by the Department of Energy and Natural Resources (DENR). The MPSA includes several claims covering some 3,280.5 hectares which contain 12 known gold-bearing veins as well as the Ulanin epithermal gold-bearing breccia/stockworks zone. The Ulanin zone, within the grid area, is some 300 metres wide and

1.2 kilometres long.

The Company’s consultant, Mr. John Perry, P.Geo., in his report dated February 4, 1998, has recommended a program comprised 24 drill holes totalling a length of some 3,350 metres. The drilling forms Phase I of his recommended drill program proposed in his 1997 report. The purpose of the drilling is to test the Ulanin area for its potential to host bulk mineable resources within the auriferous breccia/stockworks zone.

The Ulanin Zone has been identified from results obtained from soil/eluvium geochemistry, an IP/resistivity geophysical survey, detailed geological mapping, surface rock sampling all carried out by Desert Sun Mining Corp., and from previous mapping, fluid inclusion studies and trenching and pitting carried out between 1987 and 1993.

In light of current metal prices Management is currently re-evaluating its position with regard to the exploration of precious metals and has been examining opportunities to participate in other exploration projects.

FINANCIAL ANALYSIS

There has been minimal activity during this quarter and no further payments on the Philippine Project are due until such time that the final government approval of the MPSA is received.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 0-29610

(Registrant)

Date: October 20, 2003       By /s/ Stan Bharti_______________________________

                                    Stan Bharti, President/CEO/Director